                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                  FORM 11-K


(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities
-        Exchange Act of 1934 (Fee Required)

         For the fiscal year ended:  June 30, 2001

                                       OR

_ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                Amended and Restated Waxman Industries, Inc.
                   Profit Sharing & 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                           Waxman Industries, Inc.
                              24460 Aurora Road
                         Bedford Heights, Ohio 44146

                AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                   PROFIT SHARING & 401(K) RETIREMENT PLAN



                            FINANCIAL STATEMENTS
                        AS OF JUNE 30, 2001 AND 2000
                           TOGETHER WITH REPORT OF
                       INDEPENDENT PUBLIC ACCOUNTANTS

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Waxman Industries, Inc.:


We have audited the accompanying statement of net assets available for plan benefits of the Amended and Restated Waxman Industries, Inc. Profit Sharing & 401(K) Retirement Plan (the Plan) as of June 30, 2001, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 2001, as listed in the accompanying index. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of the Amended and Restated Waxman Industries, Inc. Profit Sharing & 401(K) Retirement Plan as of June 30, 2000 were audited by other auditors whose report dated December 13, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of June 30, 2001 and 2000,and the changes in net assets available for plan benefits for the year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of June 30, 2001 (Schedule H), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Cleveland, Ohio,
November 7, 2001

                AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                   PROFIT SHARING & 401(K) RETIREMENT PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                 AS OF            AS OF
                                             JUNE 30, 2001    JUNE 30, 2000
                                             -------------    -------------

Assets:
Investments                                  $   1,700,115    $   1,776,393
Participant Loans                                   22,652           35,702
Receivable:
      Participant                                   14,242           25,916
      Employer                                       4,557            9,048
                                             -------------    -------------

Net assets available for plan benefits       $   1,741,566    $   1,847,059
                                             =============    =============




The accompanying notes to financial statements are an integral part of these statements.

                AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                   PROFIT SHARING & 401(K) RETIREMENT PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                               YEAR ENDED
                                                             JUNE 30, 2001
                                                             -------------


Additions:
       Additions to net assets attributed to:
           Investment income                                   $       16,408
                                                               --------------
                                                                       16,408
                                                               --------------


           Contributions:
                Participant                                           215,485
                Employer                                               71,376
                Rollover                                               30,884
                                                               --------------
                                                                      317,745
                                                               --------------
                Total additions                                       334,153
                                                               --------------


Deductions:
       Deductions from net assets attributed to:
           Net depreciation in fair value of investments:             147,337
           Benefits paid to participants                              292,139
           Administrative expenses                                        170
                                                               --------------
                Total deductions                                      439,646
                                                               --------------

                Net decrease                                         (105,493)


Net assets available for plan benefits:
           Beginning of year                                        1,847,059

                                                               --------------
        End of year                                            $    1,741,566
                                                               ==============


The accompanying notes to financial statements are an integral part of this statement.

                AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                   PROFIT SHARING & 401(K) RETIREMENT PLAN

                                    INDEX

                           JUNE 30, 2001 AND 2000


Statements of Net Assets Available for Plan Benefits as of June 30, 2001 and
2000

Statement of Changes in Net Assets Available for Plan Benefits for the Year
   Ended June 30, 2001

Notes to Financial Statements

Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment
   Purposes as of June 30, 2001

                AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                   PROFIT SHARING & 401(K) RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

                           JUNE 30, 2001 AND 2000


1.   SUMMARY OF PLAN:
---------------------

The following description of the Amended and Restated Waxman Industries, Inc. (the Company) Profit Sharing & 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

General
-------

The Plan is a defined contribution profit sharing plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Trustee and Custodian
---------------------

The trustee and the custodian of the Plan are a committee designated by Waxman Industries, Inc. and Aetna Life Insurance and Annuity Company (Aetna), respectively. The Plan's custodian maintains all records of investment transactions and determines the valuation of the investment portfolio.

Eligibility
-----------

Certain employees of the Company and its subsidiaries are eligible to participate in the Plan provided they are at least 21 years of age and have completed three months of service with the Company, as defined in the plan agreement.

Participant and Employer Contributions
--------------------------------------

Participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain limitations. Participants may direct the allocation of their contributions to various investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

The Company may make discretionary matching contributions to the Plan. Currently, the match is $.50 per every $1.00 contributed by the participant, with the maximum Company match being 4% of the participant's annual compensation, as defined in the plan agreement. The amount of the Company contributions made to the Plan is limited by the Internal Revenue Code and is determined at the discretion of the Board of Directors of the Company. Company contributions are allocated to the accounts of eligible participants, on a monthly basis, as established in Section 3.01 of the Plan.

Participant Accounts and Vesting
--------------------------------

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participant's equity in the net assets of the Plan. The individual participant accounts distinguish funds attributable to participant deferral contributions and Company contributions made on the participant's behalf. Participant accounts are credited with the participant's allocation of investment earnings and are charged with the participant's allocation of transaction costs. Allocations are based on the ratio of the participant's balance in the fund to the total fund balance.

Participants are immediately vested in the value of their contributions plus earnings thereon. Participants vest in Company contributions plus earnings thereon ratably over five years of service and are fully vested after five years of service, as defined.

Distribution of Benefits
------------------------

Distributions to participants generally commence at age 60, or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement.

Participant Loans
-----------------

Participants may borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan's administrator, plus one percent. Interest rates on loans outstanding as of June 30, 2001 are between 8.5% and 9.5%. Principal and interest payments on participant loans are paid ratably through monthly payroll deductions.

Forfeitures
-----------

Forfeitures are used to reduce the contributions of the Company or to pay the administrative expenses of the Plan, at the Company's discretion. In the current year, forfeitures amounted to $3,716. The balance of unused Forfeitures is $ 30,937. These funds will be used to reduce administrative expenses or reduce the employee match contribution.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service and ERISA regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

Investment Options
------------------

Investment options as of June 30, 2001 include the following:

AETNA FIXED ACCOUNT

Aetna Fixed Account is invested in interest-bearing contracts or other arrangements issued by life insurance companies or other financial institutions.

AETNA SERIES MONEY MARKET FUND

Aetna Series Money Market Fund is invested in high-quality money market instruments.

AETNA ASCENT FUND

Aetna Ascent Fund is invested primarily in equity securities with some fixed-income securities with the objective of capital appreciation.

AETNA CROSSROADS FUND

Aetna Crossroads Fund is invested primarily in equity securities with some fixed-income securities with the objective of income and capital appreciation (realized and unrealized).

AETNA LEGACY FUND

Aetna Legacy Fund is invested primarily in fixed-income securities with some equity securities with the objective of providing a consistent return with preservation of capital.

AETNA INDEX PLUS LARGE CAP FUND

Aetna Index Plus Large Cap Fund is invested in large cap equity securities with the objective of outperforming the S&P 500.

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

Fidelity Advisor Growth Opportunities Fund is invested primarily in common stocks and securities convertible into common stocks.

NEUBERGER & BERMAN GENESIS TRUST

Neuberger & Berman Genesis Trust is invested primarily in common stocks of companies with small market capitalizations with the objective of capital appreciation.

NEUBERGER & BERMAN GUARDIAN TRUST

Neuberger & Berman Guardian Trust is invested primarily in common stocks of long-established, high-quality companies.

NEUBERGER & BERMAN FOCUS TRUST

Neuberger & Berman Focus Trust is invested primarily in value-oriented common stocks, selected from 13 multi-industry sectors of the economy, with no more than 6 sectors selected which are believed to be undervalued.

TEMPLETON FOREIGN FUND

Templeton Foreign Fund is invested primarily in equity securities and debt obligations of companies and governments located outside the United States with the objective of long-term capital growth.

JANUS WORLDWIDE FUND

Janus Worldwide Fund is invested primarily in common stocks on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity with the objective of long term growth of capital.

JANUS FLEXIBLE INCOME FUND

Janus Flexible Income Fund is invested primarily in a wide variety of income- producing securities such as corporate bonds and notes, government securities, preferred stocks, income-producing common stocks and debt securities that are convertible or exchangeable into equity securities.

WAXMAN INDUSTRIES, INC. COMMON STOCK

Waxman Industries, Inc. Common Stock is invested only in common stock of the Company.


The following investment options make up 5% or greater of the total net assets available for plan benefits as of June 30, 2001 and 2000:

                                                    June 30, 2001  June 30, 2000
Aetna Fixed Account                                    $219,133     $262,732
Aetna Ascent Fund                                      $146,097     $170,729
Aetna Crossroads Fund                                  $170,398     $200,666
Aetna Index Plus Large Cap Fund                        $264,140     $344,280
Aetna Series Money Market Fund                         $130,432     $ 97,115
Neuberger & Berman Genesis Trust                       $168,380     $106,461
Neuberger & Berman Focus Fund                          $ 93,008         --
Fidelity Advisor Growth Opportunities Fund             $162,286     $218,918
Templeton Foreign Fund                                 $ 99,727     $119,726
Janus Worldwide Fund                                   $104,584         --

During the year ended June 30, 2001, the Plan's investment options appreciated (depreciated) in value, as follows:

              Aetna Series Money Market Fund                           5,625
              Aetna Ascent Fund                                      (16,097)
              Aetna Crossroads Fund                                   (8,832)
              Aetna Legacy Fund                                           34
              Aetna Index Plus Large Cap Fund                        (58,487)
              Fidelity Advisor Growth Opportunities Fund             (48,329)
              Neuberger & Berman Genesis Trust                        25,990
              Neuberger & Berman Guardian Trust                       (2,037)
              Neuberger & Berman Focus Trust                           4,801
              Templeton Foreign Fund                                  (4,669)
              Janus Worldwide Fund                                   (29,033)
              Janus Flexible Income Fund                                 646
              Waxman Industries, Inc. Common Stock                   (16,950)
                                                                   ---------
                                                                   $(147,337)
                                                                   =========



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
------------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


Administrative Expenses
-----------------------

Fees of the custodian, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various investment transactions are paid directly by the Plan and are reflected in the accompanying statement of changes in net assets available for plan benefits.

Investments
-----------

The investments of the Plan are maintained by Aetna. Except for the Aetna Fixed Account (Note 3), investments are valued at their market values in the accompanying financial statements. In general, market values are estimated by Aetna based on market conditions and the characteristics of the funds' holdings, such as quality ratings, quotations obtained from national securities exchanges, brokerage houses or other investment authorities. The investment vehicles are credited with actual earnings on the underlying investments and charged for distributions and transaction costs on a daily basis. As a result, the records of Aetna are based solely on the market values of the investments. Therefore, the accompanying statement of changes in net assets available for plan benefits does not reflect separate accounting for unrealized appreciation or depreciation of investments, investment earnings and realized gains or losses.

3.   INVESTMENT CONTRACTS:
--------------------------

The Aetna Fixed Account invests in investment contracts that are fully benefit-responsive. In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, " Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," the Plan values these investment contracts at contract value. As of June 30, 2001, the contract value of these investment contracts approximates fair value. The average yield for the investment contracts was 5.69% for the period from July 1, 2000 to June 30, 2001 and the crediting interest rate as of June 30, 2001 was 5.70%.

4.   TAX STATUS:
----------------

The Plan obtained its latest determination letter on November 21, 1996, in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code to qualify for tax exempt status.

The Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of June 30, 2001. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

5.   INFORMATION CERTIFIED BY THE CUSTODIAN:
--------------------------------------------

Information on investments held and their market/contract values, as presented in the accompanying statements of net assets available for plan benefits, and on interest income and investment depreciation, as presented in the accompanying statement of changes in net assets available for plan benefits, has been certified by the custodian as being accurate and complete.

6.   PARTY-IN-INTEREST TRANSACTIONS:
------------------------------------

There were no prohibited transactions with a party in interest, as defined by ERISA.

                                                                      SCHEDULE H

                AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                   PROFIT SHARING & 401(K) RETIREMENT PLAN

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   FORM 5500, SCHEDULE H, PART IV, LINE 4i

                                JUNE 30, 2001

                 EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                              PLAN NUMBER: 001



(a)             (b)                               (c)                                              (d)                 (e)
            IDENTITY OF                                                                                             MARKET/
               ISSUER                    DESCRIPTION OF INVESTMENT                                 COST          CONTRACT VALUE
         -------------------    ------------------------------------------------------------------------------------------------

         Waxman                 17,711 shares of Waxman Industries, Inc. Common
   *     Industries:                 Stock                                                           $0                $29,110
         Aetna:                 Aetna Fixed Account                                                   0                219,133
   *
                                Aetna Series Money Market Fund                                        0                130,432
   *
                                Aetna Ascent Fund                                                     0                146,097
   *
                                Aetna Crossroads Fund                                                 0                170,398
   *
                                Aetna Legacy Fund                                                     0                 29,754
   *
                                Aetna Index Plus Large Cap Fund                                       0                264,140
   *
                                Fidelity Advisor Growth Opportunities Fund                            0                162,286

                                Neuberger & Berman Genesis Trust                                      0                168,380

                                Neuberger & Berman Guardian Trust                                     0                 66,314

                                Neuberger & Berman Focus Trust                                        0                 93,008

                                Templeton Foreign Fund                                                0                 99,727

                                Janus Worldwide Fund                                                  0                104,584

                                Janus Flexible Income Fund                                            0                 16,752

   *     Participant
         Loans:                 Participant Loans (8.5% to 9.5% interest rates)                       0                 22,652
                                                                                                  --------    -----------------

                                                                                                     $0             $1,722,767
                                                                                                  ========    =================

*Indicates a party in interest

The accompanying notes to financial statements are an integral part of this schedule.